CONSENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Annual Report on Form 40-F of our reports dated November 5, 2010 on the consolidated financial statements of Shaw Communications Inc. as at August 31, 2010 and 2009 and for each of the years in the three-year period ended August 31, 2010, and the internal controls over financial reporting of Shaw Communications Inc. as at August 31, 2010.

Calgary, Canada
November 5, 2010	Chartered Accountants